November 12, 2015

RE: Cash offer for your KBS REIT II investment.

Dear Fellow Shareholder,

You probably know that KBS REIT II's share repurchase program has been suspended since June 2014.  However, CMG is now offering to purchase shares, providing a new opportunity for those who may wish to sell. CMG will pay you $3.60 per Share in cash. The earliest investors who participated in KBS REIT II's primary stock offering have received a total of $9.10 per share through September 21, 2015, and $7.36 per share for shareholders who were the last to invest in the offering.  As such, those shareholders who now accept our offer have the opportunity to cash out of their investment in KBS REIT II with aggregate distributions and proceeds in excess of their initial investment. Our offer expires on December 31, 2015, so if you want to sell your shares by accepting our offer you will need to return the assignment form by that date.
KBS REIT II is not listed on any exchange, and has suspended its share redemption program (other than in cases of death, disability or incompetence) so if you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG.  If available to you, please also include a copy of a recent account statement concerning your KBS REIT II Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from KBS REIT II's transfer agent.  There are no financing contingencies with this offer.  Please carefully read the Offer document enclosed, which is also available, including any updates or amendments on our website (www.cmginvestments.com/KBSII.pdf), and on the SEC's EDGAR website. Additional copies may also be obtained from CMG by calling the number below. Please also carefully read the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by December 31, 2015 if you wish to take advantage of this offer.

There is limited trading of KBS REIT II in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported trades of Shares on secondary markets at $5.31 per Share and between $4.92-$5.37 per Share, respectively, in the most recent issues (Jul/Aug 2015 and Fall 2015, respectively).  Shareholders should note that auction trades can be burdensome and typically involve substantial fees and commissions, and take 3 months on average in our experience. KBS REIT II's share repurchase program had last been repurchasing shares at $5.79 per share. However, as noted, this program has been suspended since June 18, 2014, and will be until further notice. The Shareholder Redemption Program may still be available in cases of the death, disability or incompetence of a shareholder, and such shareholders wishing to sell should contact KBS about that program. KBS REIT II has estimated that its net asset value is $5.86, based on a hypothetical liquidation of its portfolio.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of a recent account statement concerning your KBS shares, which helps us in processing the transfer expediently. You will receive your check promptly following our receipt of written confirmation from the Company's transfer agent that the transfer has occurred.

CMG is not affiliated with KBS REIT II or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 10,000,000 Shares, or 5.24% of the total shares outstanding, and will expire at 11:59 P.M. PST on December 31, 2015.

Shortly, you should receive a letter from KBS REIT II regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from KBS REIT II or on the SEC's EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•            Our offer price was determined by applying an approximate 39% discount to the REIT's estimated net asset value, although we are not qualified real estate appraisers and cannot attest to the accuracy of their estimate.  Whether or not their estimate is correct, we believe that the company's shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares' potential long-term value if a liquidation of the company's assets, or a listing of its shares were to occur.

•            Any and all dividends paid or payable to you by the company on or after December 31, 2015, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell "All" your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.